BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries

Number: BC0710887

CERTIFICATE
OF
CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that 0710887 B.C. LTD. changed its name to AMERICAN BONANZA GOLD CORP. on February 10, 2005, at 11:57 AM Pacific Time.

Issued under my hand at Victoria, British Columbia
On February 10, 2005

JOHN S. POWELL
Registrar of Companies
Province of British Columbia
Canada

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St
Victoria BC
250 356-8626

Notice of Alteration

Form 11
BUSINESS CORPORATIONS ACT
SECTION 257

Filed Date and Time: **February 10, 2005 11:57 AM Pacfic Time**

Alteration Date and Time: **Notice of Articles Altered on February 10, 2005 11:57 AM Pacific Time**

NOTICE OF ALTERATION

Incorporation Number:
BC0710887

Name of Company:
AMERICAN BONANZA GOLD CORP.

Name Reservation Number:
NR7834723

Name Reserved:
AMERICAN BONANZA GOLD CORP.

ALTERATION EFFECTIVE DATE:
The alteration is to take effect at the time that this application is filed with the Registrar.

CHANGE OF NAME OF COMPANY

From:
0710887 B.C. LTD.

To:
AMERICAN BONANZA GOLD CORP.

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries

Number: BC0710887

CERTIFICATE
OF
INCORPORATION

BUSINESS CORPORATIONS ACT

I Hereby Certify that 0710887 B.C. LTD. was incorporated under the Business Corporations Act on December 10, 2004, at 11:35 AM Pacific Time.

Issued under my hand at Victoria, British Columbia

On December 10, 2004

JOHN S. POWELL

Registrar of Companies

Province of British Columbia

Canada

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St
Victoria BC
250 356-8626

Notice of Articles

BUSINESS CORPORATIONS ACT

CERTIFIED COPY
Of a Document filed with the Province of
British Columbia Registrar of Companies

J S Powell
February 10, 2005

This Notice of Articles was issued by the Registrar on: February 10, 2005 11:57 AM Pacific Time

Incorporation Number: **BC0710887**

Recognition Date and Time: *Incorporated on December 10, 2004 11:35 AM Pacific Time*

NOTICE OF ARTICLES

Name of Company:

AMERICAN BONANZA GOLD CORP.

REGISTERED OFFICE INFORMATION

Mailing Address:
1500 ROYAL CENTRE
1055 WEST GEORGIA STREET
P.O. BOX 11117
VANCOUVER BC V6E 4N7

Delivery Address:
1500 ROYAL CENTRE
1055 WEST GEORGIA STREET
P.O. BOX 11117
VANCOUVER BC V6E 4N7

RECORDS OFFICE INFORMATION

Mailing Address:
1500 ROYAL CENTRE
1055 WEST GEORGIA STREET
P.O. BOX 11117
VANCOUVER BC V6E 4N7

Delivery Address:
1500 ROYAL CENTRE
1055 WEST GEORGIA STREET
P.O. BOX 11117
VANCOUVER BC V6E 4N7

DIRECTOR INFORMATION

Last Name, First Name Middle Name:
Bonifacio, Giulio T.

Mailing Address:
6287 ALBERTA STREET
VANCOUVER BC V5Y 3N3

Delivery Address:
6287 ALBERTA STREET
VANCOUVER BC V5Y 3N3

AUTHORIZED SHARE STRUCTURE

1. No Maximum	Common Shares	Without Par Value Without Special Rights or Restrictions attached
2. No Maximum	Class A Preferred Shares	Without Par Value With Special Rights or Restrictions attached

Notice of Articles

BUSINESS CORPORATIONS ACT

CERTIFIED COPY
Of a Document filed with the Province of
British Columbia Registrar of Companies

J S Powell
December 10, 2004

This Notice of Articles was issued by the Registrar on: December 10, 2004 11:35 AM Pacific Time

Incorporation Number: **BC0710887**

Recognition Date and Time: Incorporated on December 10, 2004 11:35 AM Pacific Time

NOTICE OF ARTICLES

ame of Company:

0710887 B.C. LTD.

REGISTERED OFFICE INFORMATION

Mailing Address:
1500 ROYAL CENTRE
1055 WEST GEORGIA STREET
P.O. BOX 11117
VANCOUVER BC V6E 4N7

Delivery Address:
1500 ROYAL CENTRE
1055 WEST GEORGIA STREET
P.O. BOX 11117
VANCOUVER BC V6E 4N7

RECORDS OFFICE INFORMATION

Mailing Address:
1500 ROYAL CENTRE
1055 WEST GEORGIA STREET
P.O. BOX 11117
VANCOUVER BC V6E 4N7

Delivery Address:
1500 ROYAL CENTRE
1055 WEST GEORGIA STREET
P.O. BOX 11117
VANCOUVER BC V6E 4N7

DIRECTOR INFORMATION

Last Name, First Name Middle Name:
nifacio, Giulio T.

Mailing Address:	**Delivery Address:**
6287 ALBERTA STREET VANCOUVER BC V5Y 3N3	6287 ALBERTA STREET VANCOUVER BC V5Y 3N3

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	Common Shares	Without Par Value Without Special Rights or Restrictions attached
2.	No Maximum	Class A Preferred Shares	Without Par Value With Special Rights or Restrictions attached